June 17, 2010

VIA USMAIL and FAX (212) 655 - 0044

Mr. Geoffrey G. Jervis
Chief Financial Officer
Capital Trust, Inc.
410 Park Avenue, 14th Floor
New York, New York 10022

> **Re:** **Capital Trust, Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Filed on 3/2/2010**
> **Proxy Statement on Schedule 14A**
> **Filed on 4/29/2010**
> **File No. 001-14788**

Dear Mr. Geoffrey G. Jervis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, Page 31

1.   We note that the first quarter 2009 low value for your stock price was $0.87. Please tell us what consideration you gave to including risk factor disclosure regarding compliance with New York Stock Exchange Listing Standards. Please consider providing risk factor disclosure in future filings and tell us what the disclosure would look like.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 31

2.   We note your disclosure on page 55 that your interest earning assets generate a significant portion of your cash flow, which has been redirected, either in whole or in part, towards repayment of the applicable debt. Please tell us how this will affect your on-going liquidity requirements. Given that you appear to be diverting a significant portion of your cash flow to repayment of debt, please tell us the other sources of liquidity you plan to use. Confirm that you will provide similar disclosure in future filings.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 63

3.   We note your disclosure on page 19 that you make investments in foreign countries. We further note that you include fluctuations in foreign currency exchange rates among the risks associated with those investments. Please tell us why you have not included a discussion of foreign currency exchange rate risk within this section. If this disclosure is material, please include it in future filings and tell us what the disclosure would look like.

Signatures, page 78

4.   Please tell us if Mr. Geoffrey Jervis is also your controller or principal accounting officer. See General Instruction D(2)(a) of the Instructions to Form 10-K.

Financial Statements and Notes

Consolidated Statements of Operations, page F-7

5.   We note you present provision for loan losses, valuation allowance on loans held
        for sale, loss from equity investments, and loss (gain) on sale of investments
        below other revenues and expenses.   Pursuant to SAB Topic 11K, please explain
        how your income statement presentation complies with Rule 9-04 of Regulation
        S-X.   In addition, please clarify how you have complied with the disclosure
        requirements outlined in Industry Guide 3.

6.   We note that you have included dividends declared per share on the face of your
        Consolidated Statements of Income versus in the notes to your financial
        statements. Tell us how your disclosure complies with the guidance in paragraph
        260-10-45-5 of the FASB Accounting Standards Codification.

Note 4 – Loans Receivable, net, pages F-23 – F-25

7.   Please tell us what consideration was given to providing additional information
        regarding your loans receivable.   This information can include the current loan-
        to-value ratios, amount and percentage of refinanced or modified loans, asset
        quality information and measurements, such as delinquency statistics and charge-
        off ratios, and the timing and frequency of appraisals for collateral-dependent
        loans. Any expanded information should be supported by identifying the sources
        for the appraisals or the underlying data used in calculating your ratios.

Note 9 – Debt Obligations

8.   For your debt obligations that were either restructured or terminated, please tell us
        how you accounted for these transactions based on the guidance outlined in
        sections 50 or 60 of Topic 470 of the FASB Accounting Standards Codification.
        Your response should address how you accounted for any fees paid to the creditor
        or any third party costs associated with the transaction, whether or not a gain or
        loss was recognized for the transaction and where this gain or loss is reflected on
        your statement of operations.

9.   We understand that you have entered into repurchase transactions accounted for as collateralized borrowings. Please tell us whether or not you have accounted for any repurchase transactions as sales. If you have, please clarify the terms of these agreements and why that accounting was deemed appropriate. For your repurchase transactions, for each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

Collateralized Debt Obligations, page F-33

10.   We note that you are currently receiving cash payments from only one of your four CDO because of breaches based on overcollateralization and interest coverage tests, which have resulted in the re-classification of interest proceeds from impaired collateral as principal proceeds.   Please clarify how these breaches impact the accounting of the CDO and your basis in GAAP for this treatment. Your response should discuss how these breaches impact the impairment analysis and interest income recognition for assets held in these CDO trusts.

11.   We note from the information on page 18 that the company may be required to repurchase loans that they have acquired or originated and were sold or securitized if certain representation and warranties have been breached. Please tell us what the company's accounting policy is under Topics 450, 460, and 860 of the FASB Accounting Standards Codification for recording a provision for the loss you would incur upon the requirement to perform under this recourse obligation.   Also, please clarify whether you have been required to perform under this recourse obligation in the past and if so, tell us the dollar amount of loans reacquired from the securitization or other payments made by the company to comply with these recourse provisions for each period in which the company was required to perform. In addition, tell us the difference between the book value of these reacquired loans and the fair value of these loans when reacquired from the CDO securitization.

Exhibits

12.   We note that the following material contracts that you filed in accordance with
        Item 601(b)(10) of Regulation S-K do not include schedules or exhibits that are
        referenced in the agreements: Exhibits 10.46.d, 10.49.d, 10.50.b, 10.59, 10.61,
        10.69, 10.73, and 10.76. Item 601(b)(10) requires you to file all material
        contracts in their entirety. Please explain why the information was omitted or
        why the agreements themselves are no longer material to investors. Otherwise,
        please file the complete agreements with your next periodic report.

Proxy Statement on Schedule 14A, filed April 29, 2010

Compensation Discussion and Analysis, page 12

13.   We note you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure
        is not necessary and describe the process you undertook to reach such conclusion.

14.   We refer to your disclosure that Dr. Sagalyn has been one of your longest
        standing directors and other women have served on your board during your
        corporate history, which you believe establishes a record of gender diversity.
        Please note that Item 407(c)(2)(vi) of Regulation S-K requires you to describe
        "whether, and if so how, the nominating committee (or the board) considers
        diversity in identifying nominees for director." Please tell us whether, and if so
        how, your board or appropriate committee considers diversity in identifying
        nominees for director. Confirm that you will provide similar disclosure in future
        filings.

15.   We note your disclosure on page 14 that all bonuses for NEO services in 2009
        were determined in the sole discretion of the compensation committee, and in
        certain cases, subject to approval by your lenders. We also note that your
        compensation committee did not award bonuses in 2009 by reference to
        performance based financial criteria. Please tell us the criteria your compensation
        committee used in making bonus determinations for 2009 and provide similar
        disclosure in future filings. See Items 402(b)(1)(ii) and (v) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3498 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551 - 3657 or Sonia Barros at (202) 551 – 3655 with any other questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant